Express-1 Expedited Solutions, Inc.
3399 S. Lakeshore Drive, Suite 225
St. Joseph, MI  49085
January 20, 2011

Mr. Lyn Shenk
Branch Chief
United States Securities and Exchange Commission
Corporation Finance
100 F Street North East
Washington, DC 20549-3561

Re: Express-1 Expedited Solutions, Inc., File # 001-32172

Dear Mr. Shenk:

This letter is in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing provided in your letter dated December 17, 2010 (the “Comment Letter”). Our responses are in regular font following the Staff’s comments which are in bold font.

We are revising our initial response to comply with your comments and suggestions and believe that each of your items has been addressed within this correspondence.

The content of this letter has been prepared with input from each of our certifying officers; our management team; our outside counsel; our independent auditors and the Audit Committee of our Board of Directors.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Management’s Discussion and Analysis, for the nine months ended September 30, 2010 compared to the nine months ended September 30, 2009, page 24.

1)
We have reviewed the proposed disclosure that you provided in response to our prior comment one, as well as your MD&A disclosure regarding results of operations in your Form 10-Q for the quarterly period ended September 30, 2010.  However, we do not believe that your revised disclosure is fully responsive to our prior comment.  While we acknowledge that you have quantified the absolute impact that the acquisition of LRG International had on the revenue and various expenses recognized by the Concert Group Logistics segment (“CGL”), our reference to this acquisition was meant to serve as only one example of a factor that should be quantified throughout MD&A.  In this regard, although the factor cited was specific to CGL, we believe that your disclosure should have also been revised to quantify the absolute impact of factors that resulted in material variances in the revenue and costs recognized by the other segments.  For example, it appears that it may have been appropriate for you to separately quantify the absolute impact that changes in both sales volume and pricing had on your Express-1 segments revenue for the three and nine-month periods ended September 30, 2010, given that changes in market conditions appear to have impacted each of those factors.  In addition, we believe that your MD&A disclosure regarding Express-1’s revenues could be further enhanced by quantifying the absolute impact of the factors that you identified as contributors to the increase in the segment’s sales volume – such as, the growth in the sale of services to the home appliance and retail business sectors and the performance of your Mexican freight operation.  Furthermore, based upon the proposed expanded disclosure provided in your response, as well as the disclosure contained in your form 10-Q for the quarterly period ended September 30, 2010, it appears that it may have been appropriate for you to quantify the impact of additional factors that contributed to the increase in the amount of revenue recognized by CGL.  Based upon the observations noted above, we reissue our prior comment.  For each segment, please ensure that variances in revenue are quantified in terms both volume and price, if applicable and material.  Please provide your proposed expanded disclosure as part of your response.

We understand and are in agreement with your comments and plan to implement these changes on a prospective basis where appropriate. As discussed on the phone with your staff, we have edited our original September 30, 2010, 10-Q segment relating to Express-1 as an example to address your comments regarding factors with material impact:

Express-1

Express-1 generated record revenues of $58.2 million in the nine month period ended September 30, 2010, as revenue grew by 72.7% compared to the same period in 2009. Express-1’s continued investment in sales diversification and maintaining its fleet of vehicles has paid off handsomely as it has expanded its presence into other markets. Also, the Company’s investment in its International operations continues to exceed management’s expectations. International operations generated 31% of the Company’s total revenue through September of 2010 as compared to 13% during the same period in 2009.  During the same period, home appliance and retail business sectors contributed 30% of the Company’s revenue surpassing previous year’s levels of 7%. This growth has contributed to our overall improvement in diversifying our customer base which historically has been more dependent on the automotive sector. In general, overall pricing has remained stable in 2010 as compared to 2009; however, we believe that the improved freight environment will enable the Company to make modest price increases in the near future. Express-1 has historically rebounded quickly from recessions as the expediting industry in general is typically one of the first benefactors of a recovering economy. We continue to be optimistic for the remainder of the year as trucking capacity tightens and the economy improves.

Fuel prices have increased during the year resulting in a corresponding increase in fuel surcharge as a percentage of revenue during the first nine months of 2010. For the nine month period ended September 30, 2010, fuel surcharge revenues represented 12.1% of our revenue as compared to 8.9% in the same period in 2009. Rising fuel prices tend to have a negative impact on our gross margin percentage since these revenues are substantially passed through to our owner operators and don’t tend to add any additional gross margin dollars to the Company. We do believe that any negative margin impact from a percentage perspective due to increased fuel costs may be offset by potential price increases allowed by the market due to tightening truck capacity and an improved freight environment.

Express-1’s direct expenses represent both fleet costs associated with their fleet of vehicles along with brokerage costs related to runs that are brokered to other carriers. Express-1’s gross margin percentage increased to 23.8% for the first nine months of 2010 compared to 22.5% for the same period in 2009. The primary factor resulting in the increased margin resulted from a favorable mix of business at Express-1. Variables which impact the mix of business include: the vehicle type utilized, and our customer utilization mix. Overall margin increases were reduced slightly due to increased fuel costs and associated increases in fuel surcharge revenues during the year. (See the Other Reporting Disclosures section on pages 16 & 17 for a more detailed analysis of the impact of fuel surcharges on the gross margin percentage.) We believe that the current margins will remain consistent as declining margin percentages related to increasing fuel prices will most likely be offset by price increases related to the improved freight environment and a tightening of truck capacity in the transportation market.

We are encouraged that as a percentage to total revenue our SG&A costs have dropped during the first nine months to 12.3% as compared to 15.8% in the third quarter of 2009. Overall, selling, general and administrative (SG&A) expenses increased by $1.8 million in the period compared to the same period in 2009. Increased salaries and benefits accounted for $1.4 million of the increase in SG&A at Express-1. Approximately $580,000 of the salary increases have resulted from additional staffing due to additional volumes while approximately $550,000 relates to payroll increases and accrued incentive payments based on the Company’s improved financial performance. Additionally, approximately $180,000 of the increased cost in this area relates to reestablishment of benefits that were eliminated in 2009. The current percentage of 12.3% is consistent with historical trends and we believe this percentage is sustainable throughout the remainder of the year.

For the nine month period ended September 30, 2010, Express-1 generated income from operations before tax of $6.7 million compared to $2.3 million in the same period in 2009 representing an increase of 194.3%. Management remains optimistic about the remainder of the year as the overall freight environment continues to improve.

In addition to the above example of additional analysis within the various narratives, the Company will plan on including an additional table that provides additional information by segment relating to each segment’s direct expense.

2)
Please refer to your response to our prior comment two.  We believe that the proposed table, which provides additional detail regarding each segment’s selling, general and administrative expenses, enhances your MD&A disclosure significantly.  However, we believe that your narrative disclosure regarding the costs identified in the table should be revised to discuss the changes in such costs in terms of their drivers.  For example, in the MD&A section of your Form 10-Q for the quarterly period ended September 30, 2010, you repeatedly cite increased business volume and/or revenues as contributors to the increases in your segments’ salary and benefits costs.  However, given that changes in salary and benefit costs are more directly driven by changes in the number of employees, wages and/or commissions, it appears that it would be more meaningful to discuss the variances in those costs in terms of such drivers.  Please revise your disclosure accordingly, and ensure that all other costs are discussed in terms of their drivers.  Furthermore, given that the salary and benefit costs recognized by each segment were also impacted by the reestablishment of benefits that were previously eliminated, revise your narrative disclosure to separately quantify the specific impact of that factor.  We note that similar quantification should also be provided when more than one factor has materially impacted the other costs identified in your table.  Please provide your proposed expanded disclosure as part of your response.

We understand and are in agreement with your comments and plan to implement these changes on a prospective basis where appropriate. Please refer to our example under Comment 1 as an example of the analysis that will be included in forthcoming 10-Q and 10-K disclosures.

3)
Within your discussion of Express-1, please clarify for us and in your disclosure how rising fuel prices tend to have a negative impact on your gross margin because they are substantially passed through to the owner operators.  In so doing, explain what is meant by “substantially passed through to the owner operators,” and how such affects amounts reported by you.

We understand and are in agreement with your comments and plan to implement these changes on a prospective basis in the Other Reporting Disclosures section of the report. The following represents an example of our revised expanded disclosure to be used on a prospective basis with our 10-Q and 10-K filings:

Throughout our reports, we refer to the impact of fuel on our business. For purposes of these references, we have considered the impact of fuel surcharge revenues, and the related fuel surcharge expenses only as they relate to our Express-1 business unit. The expediting transportation industry commonly negotiates both fuel surcharges charged to its customers as well as fuel surcharges paid to its carriers. Therefore, we feel that this approach, most readily conveys the impact of fuel revenues, costs and the resulting gross margin within this business unit. Our fuel surcharges are determined on a negotiated customer by customer basis and are primarily based on a fuel matrix driven by the Department of Energy fuel price index. Fuel surcharge revenues are charged to our customers to provide for variable costs associated with changing fuel prices. These revenues and associated cash flows are substantially paid through to our independent contractors and brokered carriers who are responsible for their own fuel costs. Because fuel surcharge revenues are substantially paid through to independent contractors and brokered carriers, the net impact on our gross margin dollars is not material; however, rising fuel costs and the associated rising fuel surcharge will result in a reduction of the gross margin percentage since these rising revenues don’t result in a material increase in gross margin dollars. Alternatively, falling fuel costs and the associated lower fuel surcharge will have a positive impact on the gross margin percentage as lower revenues will not result in material decrease in gross margin dollars.

4)
Additionally, please clarify for us and in your disclosure within the discussion of Express-1 what is meant by “adjustments allowed by the market due to tightening truck capacity” that offset negative margin impacts from fuel, and how such affects amounts reported by you.

We understand and are in agreement with your comments and plan to implement these changes on a prospective basis where appropriate. Please refer to our example under Comment 1 as an example of the analysis that will be included in forthcoming 10-Q and 10-K disclosures.

Liquidity and Capital Resources

Cash Flow, page 26

5)
We have reviewed the proposed disclosure that you provided in response to our prior comment three, as well as your discussion of cash flows attributable to operations in your Form 10-Q for the quarterly period ended September 30, 2010.  However, we do not believe that your revised disclosure had adequately addressed our prior comment.  In this regard, we note that your disclosure regarding the cash flows attributable to operating activities continues to focus on the change in reported net income, as well as the reconciling items presented on the face of your cash flow statements prepared using the indirect method.  For example, we note that you specifically cite/describe (i) the increase in your accounts payable balance as a source of cash and (ii) the increase in your accounts receivable balance as a use of cash.  However, we note that these variances more accurately reflect noncash (a) growth in amounts that remained unpaid to your creditors and (b) growth in amounts that remain uncollected from your customers, as opposed to actual sources and uses of cash (i.e., cash flow activity).  Furthermore, we note that the quantification of the variances you cited does not capture the fact that actual operating cash inflows attributable to sales and operating cash outflows attributable to costs changed.  Based upon the observations noted above, please revise your disclosure to discuss cash flows from operating activities in terms cash.  For example, you could discuss both the timing and amount of collections from customers and payments for various expenses that have been materially impacted (e.g., for purchased transportation, fuel, compensation) on a comparative basis for the periods reported.  If timing contributes to the variance, discuss the reason for the change in timing between the periods.  Please provide your proposed expanded disclosure as part of your response.

We understand and are in agreement with your comments and plan to implement these changes on a prospective basis where appropriate. The following items are meant to address your above questions. Moving forward we plan to expand our cash flow and liquidity discussion to include material items and trends in our 10-Qs and 10-Ks.

Cash Flow

During the nine months ended September 30, 2010, $203,000 in cash was generated from operations as compared to a use of cash of $884,000 in the same period in 2009.  The primary differences in operating cash flows between 2010 and 2009 related to a lower net income in 2009 in conjunction with a slowdown of customer payments during 2009; both related to the poor transportation environment in 2009.

The primary source of cash for the nine month period was generated from our trucking revenue while the primary use of cash for the same period was payment for transportation services.

Cash generated from revenue equaled $108 million for the nine month period ended September 30, 2010 as compared to $65 million for the same period in 2009 and correlates directly with revenue increases between the two years. Cash inflows have lagged overall recognized revenue because of an increase in accounts receivable of $8.8 million during the period which is also related to the revenue growth in 2010. Our average days outstanding in accounts receivable have remained stable between the nine month periods ended September 30, 2010 and September 30, 2009, respectively.

Cash used for payment of transportation services for the nine month period in 2010 equaled $92 million as compared to $57 million for the same period in 2009. The increase in cash outflows between the two years also directly correlates to the increase in business between the two years. Cash outflows have lagged behind incurred transportation expenses because of increased accrued expenses totaling $3.2 million related to the increased business volumes. A portion of this difference relates to 2 day decrease in the days outstanding in accounts payable and accrued expenses between 2010 and 2009; however this was primarily due to weekly payment cycle differences between the two periods representing approximately $1,000,000 of additional payments in 2010.

Other operating uses of cash during the nine month periods included Selling, General and Administrative items which equaled $13.2 million and $9.7 million for nine month periods ended September 30, 2010 and September 30, 2009, respectively. Major items including under this heading include payroll and purchased services.  For the nine month period ended September 30, 2010 cash outlays lagged behind incurred expenses due to increased accounts payable of $100,000 related to increased expenses associated with business volumes in addition to $800,000 of increased payroll incentive items being accrued during the year which will be paid in future periods. Additional cash outlays of approximately $270,000 were made during 2010 as compared to 2009 relating to prepaid insurance payments.

In addition, our management team and our certifying officers wish to make the following assertions in conjunction with this response letter and our filings.

●	Our company and management are responsible for the adequacy and accuracy of the disclosure in our SEC filings.

●	Our company acknowledges that the comments of the Staff and changes in disclosures based upon those comments; do not foreclose the SEC from taking action with respect to our filings.

●	Our company cannot assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

John D. Welch
Interim Chief Financial Officer
John.Welch@xpocorporate.com
269-695-4957

Cc: Ms. Jennifer Dorris, Chair of Audit Committee
      Mr. Jeffrey Sears, Division of Corporation Finance